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                                                             CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                          For the month of April 2005



                                BANCOLOMBIA S.A.
                                ----------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X          Form 40-F
                                  -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                        Yes                    No    X
                            ------                 ------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):  82-                 .)
                                       -----------------


This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).



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                                   SIGNATURE
                                   ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BANCOLOMBIA S.A.
                                              (Registrant)




Date: April 12, 2005             By  /s/  JAIME ALBERTO VELESQUEZ B.
                                     --------------------------------------
                                          Name:  Jaime Alberto Velesquez B.
                                          Title: Vice President of Finance


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[Bancolombia Logo]

          BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 148,465
                    MILLION DURING THE FIRST QUARTER OF 2005

Medellin, COLOMBIA. April 12, 2005*


BANCOLOMBIA reported unconsolidated net income of Ps 60,035 million for the month ended March 31, 2005. For the quarter ended March 31, 2005 the Bank reported accumulated net income of Ps 148,465 million, 25.4% higher than for the same period in 2004.

Total net interest income, including investment securities, amounted to Ps 62,548 million in March 2005 and Ps 240,893 million for the three-month period ended March 31, 2005. Additionally, total net fees and income from services amounted to Ps 28,459 million in March 2005 and Ps 82,618 million for the quarter ended March 31, 2005.

Total assets amounted to Ps 14.18 trillion in March 2005, 23.6% higher than the reported in March 2004. Total deposits increased approximately 30.4% to Ps 8.99 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity amounted to Ps 1.82 trillion in March 2005, which constitutes a 18.5% increase over the Ps 1.5 trillion reported in March 2004.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 1.68% as of March 31, 2005, and the level of allowance for past due loans was 252%.

Market Share

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in March 2005 was as follows: 12.7% of total deposits, 14.8% of total net loans, 10.9% of total savings accounts, 18.2% of total checking accounts and 11.5% of total time deposits.



---------------------------------
* This report corresponds to the interim financial statements of BANCOLOMBIA, which are subject to review by the Superintendency of Banking. The information contained herein has been prepared in accordance with generally accepted accounting principles (GAAP) in Colombia, and is expressed in nominal terms and has not been audited.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.

Contacts
Jaime A. Velesquez       Mauricio Botero       Fax: (574) 2317208
Financial VP             IR Manager            www.bancolombia.com
Tel.: (574) 5108666      Tel.: (574) 5108866   investorrelations@bancolombia.co